SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, THE SOUTHERN HEMISPHERE´S LARGEST WIRELESS COMMUNICATION GROUP, ANNOUNCES FIRST QUARTER 2005 CONSOLIDATED RESULTS OF TELESP CELULAR PARTICIPAÇÕES S.A.

São Paulo - Brasil, April 28, 2005 – Telesp Celular Participações S.A. (TCP) (BOVESPA: TSPP3 (ON = Common Shares) / TSPP4 (PN = Preferred Shares); NYSE: TCP), announced today its consolidated results for first quarter 2005 (1Q05). The Company´s operating and financial information, except as otherwise indicated, is presented in Brazilian reais in accordance with Brazilian Corporate Law. TCP controls: (i) 100% of the share capital of Telesp Celular S.A. (TC); (ii) 100% of the share capital of Global Telecom S.A. (GT); and (iii) 90.2% of the voting capital (51.4% of the total capital), excluding treasure shares, of Tele Centro Oeste Celular Participações S.A. (TCO).

Telesp Celular Participações (controlling shareholder of Tele Centro Oeste Participações S.A.), along with Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A. and Celular CRT Participações S.A., make up the assets of the joint venture undertaken by Telefónica Móviles and Portugal Telecom that operates under the VIVO brand, Top of Mind on the Brazilian market. In April 2005, VIVO Group reached 27 million customers, thus consolidating its market leadership .

HIGHLIGHTS TCP 1Q05	• First 3G cellular operator in Latin America . A key tool for the company's innovation strategy, which was possible due to the CDMA2000 1xEV-DO technology.

•  Absolute leadership in innovation and variety of services launched on the market. Successful in the differentiation strategy as regards its competitors as a result of the provision of innovating services".

•  TCP´s customer base has risen 25.6% over 1Q04, recording 17,949 thousand customers.

•  In relation to 1Q04, the post-paid customers base increased by 5.8%, showing the successful campaigns for obtaining customers in this market segment.

•  SAC recorded a 8.5% reduction, as compared to 4Q04, despite the strong competition and marketing campaigns turned to different market segments.

•  Monthly churn at 1.5% in 1Q05, with 0.3 p.p. reduction in relation to 4Q04, showing the successful customer retention campaigns, despite the strong competition.

•  The R$ 675.0 million EBITDA represents a 10.2% increase in relation to 4Q04. EBITDA Margin of 40.1% in 1Q05, in spite of being operating in one of the most competitive markets in the world, with high growth potential.

•  TCP´s accrued losses decreased by 58.3% as compared to the 4Q04, totaling R$ 97.9 million.

•  Sustained growth of data revenues , which increased by 25. 0% over last year, accounting for 5.7% of the net services revenue in 1Q05.

•  The qualified base for data services has already reached 84% in 1Q05.

•  Productivity increase in 1Q05 was 21.4% in relation to 1Q04, showing the growing improvement in operating efficiency.

VIVO

VIVO celebrated two years in April, recording more than 27 million customers. In these two outstanding years of operations marked by the largest community of customers in Brazil , bringing together innovation and the biggest CDMA coverage in the domestic territory. The adoption of the most advanced technology has made it possible for the company to offer several new products and innovations, such as the following services: Vivo Agenda , Vivo Localiza , Olho Vivo , state-of-the-art corporate solutions, interactive games such as Vivo em Ação , downloads of games, video and songs, in addition to the capability to watch goals in both the Brazilian and European soccer championships which are provided by VIVO on an exclusive basis.

Quality Policy

Among the strategic goals the implementation of the processes management resulted in the Company being awarded ISO 9001:2000 certification . Such policy is aligned with " Mission " expressed by the Chief Executive Officer: "To meet the customers' needs and make them loyal to the company as a result of the quality and innovation of our products and services, offered by committed and skilled professionals. To keep market leadership along with profitable growth, thus generating value to the shareholders and seeking permanent improvement of processes and results. To consolidate the company's image, contributing to the development of our society."

Distribution Channels

On March 31, 2005, TCP had 202 own sales points, in addition to an efficient network of accredited dealers, whether exclusive or not, totaling about 5,350 sales points, which are able to market services and cellular phones, thus making the Company also a leader in number of distribution channels.

Technological Innovations

VIVO and Banco do Brasil have launched the Download Banking system through cellular phone. This service allows access to Banco do Brasil accounts through VIVO cellular phone, with the same convenience and safety as in the Internet Banking . Initial transactions available are account balance and statement consultation, payment of bills and convention fees, transfer of funds between BB accounts, recharge of pre-paid cellular phones and donations to the Zero Hunger Program. This facility is available from the VIVO Downloads service, and allows computer applications to be downloaded into compatible cellular phones and to be used in the same way as in a regular microcomputer.

In February VIVO launched the new Chat service, which provides users with a larger number of interactive options. Provided with more commands, chat rooms and much more fun, the new version enables more intelligent and intuitive navigation, making conversation quicker and in real time. Having been on the air since December 2004, VIVO's Chat has already recorded 17 thousand daily users.

Basis for Presentation of Results

The partial Bill & Keep (B&K) system was implemented in July 2003, under which payment for use of local network among SMP operators is not made unless traffic rate among them exceeds 55%, that causes an impact on interconnection revenue and cost.

Some information disclosed for 1Q04 and 4Q04 may have been re-classified, as applicable, for comparison purposes. Figures disclosed are subject to differences, due to rounding-up procedures.

Operating Highlights of Telesp Celular Participações (TCP)

•  Continued market leadership as a result of the increase in the customer base by 25.6% over 1Q04, reaching 17,949 thousand customers, despite strong competition in the cellular telephone market. It is important to emphasize also the company's accounting practices, being extremely severe with frauds, disconnections and subscriptions, thus aggregating reliability and transparence to its figures.

•  In 1Q05, post-paid net additions increased by 172.7% over the same period of last year, reflecting the Company's successful commercial actions turned to this segment. Share of net additions in 1Q05 was 18.5%, in a strongly competitive environment, which recorded a drop in the prices of medium and high cost handsets offered by the competitors.

•  SAC decreased by 8.5% in 1Q05 over 4Q04, as a result of seasonal differences between the periods and increase in the prices of low cost handsets after the end of Christmas promotions .

•  The churn at 1.5% in the quarter, with a drop of 0.3 p.p. in relation to 4Q04, having remained under control and showing the success of campaigns adopted by the Company for ensuring customer loyalty, as for example, the points program, which offers discounts to customers for changes of handsets.

•  The blended ARPU of R$ 28.2 recorded a 10.8% reduction in relation to 4Q04, basically due to seasonal differences between the periods. Year-to-year variation is due to the customer mix effect, drop in incoming ARPU due to incoming traffic migration from fixed to mobile towards mobile to mobile, in addition to the Bill & Keep effect and right planning programs (customer profile adequacy plans) effected in the post-paid service users base. It must be highlighted that VU-M was not updated in the quarter.

•  The post-paid MOU remained almost stable in relation to 1Q04, despite the reduction in the incoming MOU, which was fully offset by the increase in the outgoing MOU. Total MOU in 1Q05 decreased by 6.0% in relation to 4Q04, as a result of reduced use during the vacations period, reduction in minute bonus, mix change and reduction in incoming traffic.

• The customer/employee ratio ( productivity ) in 1Q05 increased by 21.4% and 2.3% in relation to 1Q04 and 4Q04, respectively, due to the Company's continuous programs to obtain organizational and process synergies, integration and rationalization.

NET OPERATING REVENUES - TCP

R$ million	According to Corporate Law				
	1 Q 05	4 Q 04	Δ%	1 Q 04	Δ%
Subscription and Usage	675.6	733.2	-7.9%	632.8	6.8%
Network usage	711.0	778.5	-8.7%	737.0	-3.5%
Other services	117.3	85.2	37.7%	102.7	14.2%
Net service revenues	**1,503.9**	**1,596.9**	**-5.8%**	**1,472.5**	**2.1%**
Net handset revenues	180.2	356.3	-49.4%	246.1	-26.8%
Net Revenues	**1,684.1**	**1,953.2**	**-13.8%**	**1,718.6**	**-2.0%**

Net Operating Revenues
1Q05
Net handset revenues 10.7%
Subscription and Usage 40.1%
Other services 7.0%
Network usage 42.2%

Net Operating Revenues
1Q04
Net handset revenues 14.3%
Subscription and Usage 36.8%
Other services 6.0%
Network usage 42.9%

Net Services Revenue

The net services revenue grew 2.1% in relation to 1Q04, recording R$ 1,503.9 million in the quarter. It must be emphasized that the outgoing services revenue recorded a 6.8% increase in 1Q05, despite the right planning program. This increase, however, was partially offset by a reduction in the incoming revenue, as a result of the transition from fixed-mobile traffic to mobile-mobile traffic, with consequent drop in interconnection revenue and the Bill & Keep effect. The 5.8% drop in relation to 4Q04 was caused by seasonal differences between the periods and strong competition.

We must point out that no increase has been recorded up to the end of the first quarter, in the VU-M, as it had occurred in February of the previous years.

Data revenues in 1Q05 were up 25.0% over last year, representing 5.7% of the net service revenues in the quarter. This increase has continued to occur due to a more widespread access and use of such services, in addition to the services launched on the market in 2004, such as Vivo Agenda , Vivo Encontra and Vivo Downloads . The SMS accounted for 70.0% of data revenues in 1Q05. Average number of SMS messages sent per month in the quarter was some 80 million.

The successful services turned to the high value and corporate market also contributed to keep the sustainable increase of data service revenues. VIVO has played an outstanding role in launching innovating services and integrated solutions, such as "Vivo Direto" ( Push to Talk in the cellular phone) and Vivo Entrega .

Personnel Costs

Personnel cost increased in 1Q05 over 1Q04, mainly due to the collective bargaining agreement signed in December 2004, which approved a 6.0% adjustment to salaries, besides a 4.3% increase in the headcount.

Cost of Services Rendered

Increase of 6.6% in the cost of services rendered in 1Q05, when compared to the previous quarter, is mainly due to the adequacy of an accounting practice for the Fistel fee relating to controlled company TCO and to the increase in the cost of outsourced services, arising out of an increase in the maintenance expenses relating to the switching platform (equipment modernization). Such increases were partially offset by lower interconnection costs, due to seasonal differences between the periods. The increase recorded in "Leased lines" is due to an increase in the rentals of circuits, which is explained by the plant growth.

Selling Expenses

The Company placed priority efforts on ensuring loyalty from medium and high price ranges, which is evidenced by a reduction in its Churn in relation to 4Q04. In 1Q05, the Company's strategy was to keep its market leadership without destroying value.

Services selling expenses recorded a 27.5% decrease in relation to 4Q04, caused by a reduction in net additions in the period and also by the cost of third parties services, especially commissions paid to its distribution network and marketing expenses.

In 1Q05, the provision for bad debtors (PDD) was represented 2.3% of the gross revenue (1.5% in 1Q04 ), reflecting the increase in the contract customer base.

General and Administrative Expenses

General and administrative expenses recorded 9.4% decrease in relation 1Q04. Such variation was due to the successful structural costs reduction program and to the high level of synergy achieved among the Group Companies; that also impacted the 4Q04, together with non-recurrent effects. Except for this effects, general expenses would remain stable.

Other Operating Revenues / Expenses

The Company recorded an improvement in its income when compared to the same period of the previous year. In relation to 4Q04, the 70.5% drop (non-recurring) was caused by the recovery (in December 2004) of expenses with reversal of liabilities with suppliers.

EBITDA

Considering the period seasonality and the strong commercial activity recorded in 1Q05, the evolution achieved followed the strategy adopted by the Company to add value to its operation. In this context, EBITDA (earnings before interests, taxes, depreciation and amortization) was R$ 675.0 million, up 10.2% in relation to 4Q04. EBITDA margin was 40.1% in 1Q05, 8.8 p.p. above the margin recorded in the previous quarter.

EBITDA margin for services in 1Q05, excluding revenue and selling costs of handsets, was 50.5%.

Depreciation and Amortization

Depreciation and amortization remained stable in relation to recorded 4Q04. The increase in 1Q05 over 4Q04 was impacted by the amortization of the premium ascertained in the acquisition of Global Telecom, which amortization started in 2005.

Financial Revenues (Expenses)

Net financial expenses in 1Q05 decreased by R$ 121.6 million in relation to 4Q04, mainly due to the reduction in the indebtness caused by the December 2004 capital increase. The lower financial expenses in 1Q05 was also caused by the PIS and COFINS incidence on the allocation of interests on own capital for December 2004 (rate of 9.25% on R$ 90.3 million for TCO and R$ 39.8 million for TCP), which is not repeated in 1Q05, in addition to smaller losses arising out of hedge operations in the coverage of suppliers in 1Q05.

In the comparison between 1Q05 and 1Q04, TCP's net financial expense remained almost stable, counterbalancing the increase in interest rates occurred in the period (3.76% in 1Q04 and 4.18% in 1Q05), with a reduction in the spreads obtained upon the renewal of the transactions.

Non-operating Result

A positive result of R$ 2.9 million was recorded in 1Q05, against a negative result of R$ 52.6 million in the previous quarter, due to the retirement and replacement of analog equipment by the CDMA 1xRTT network, as a consequence of the technological evolution.

Net Result	The Company recorded losses in the period, of R$ 97.9 million, 58.3% down in relation to the losses posted in 4Q04.

Indebtedness

On March 31, 2005, TCP's debts related to loans and financings amounted to R$ 5,215.1 million (R$ 4,963.2 million on December 31, 2004), 60.2% of which is nominated in foreign currency. The Company has signed exchange rate hedging contracts thus protecting 100% of its debt against foreign exchange volatility. This debt was offset by cash and financial investments (R$ 978.1 million) and by derivative assets and liabilities (R$ 42,9 million payable) resulting in a net debt of R$ 4,279.9 million, a 12.4% increase in relation to December 2004 .

Short-term debt represented 60.2% of total debt on March 31, 2005. Short-term includes maturity of public promissory notes issued in the domestic market in the amount of R$ 1 billion.

The net cash reduction in relation to December 2004 is due, mainly, to the Fistel inspection and operating fee (TFF) paid in March of every year (Anatel), and to the handset suppliers referring to deliveries effected in the end of 2004 for the Christmas campaign .

Capital Expenditures (Capex)

Investments effected in the quarter totaled R$ 410.9 million, representing a 18.5% decrease in relation to the total amount invested in 4Q04. Investments are basically due to the following factors: ( i) more accelerated migration from TDMA to CDMA technology, thus keeping up with the GSM operators, which have also migrated from TDMA; (ii) consolidation and rationalization of information systems, especially billing, customer care, prepaid platforms and SAP management systems; and (iii) continued quality and expansion of the coverage provided by the company in order to meet the customer base growth .

Operating Cashflow

The positive operating cash flow in any of the periods evidences that TCP has generated funds from its operations that are sufficient to implement its capital expenditures program, having recorded R$ 264.1 million in the quarter, 145.0% higher than in 4Q04.

Capital Market

In 1Q05, the value of TCP´s common shares (ON) and preferred shares (PN) decreased by 1.0% and 11.3%, respectively, while the Bovespa (São Paulo Stock Exchange) index rose 1.6%. Between January to March 2005, the Company´s PN shares were traded in 100% of the trading sessions, resulting in an average daily trading volume of R$ 13.7 million. By the end of 1Q05, ON and PN shares were traded at R$ 4.95 and R$ 6.38, respectively, per lot of one thousand shares.

The price of TCP´s Level II ADRs dropped by 12.1% in the quarter, in face of a 2.6% decrease in the Dow Jones index. Average daily volume of TCP ADRs traded on the NYSE in 1Q05 was US$ 6.9 million. The closing price of TCP's ADRs in the quarter was US$ 5.98.

Reverse Stock Split

The Board of Directors of the Company submitted the proposal for reverse split of TCP's 1,582,563,526,803 book-entry, registered shares, with no face value to the Special Meeting of Shareholders held on 04/01/2005, of which 552,896,931,154 are common shares and 1,029,666,595,649 are preferred shares of its capital stock, in the proportion of two thousand and five hundred (2,500) shares for one (1) share of the respective type, converting them into 633,025,410 book-entry, registered shares, with no face value, of which 221,158,772 are common shares and 411,866,638 are preferred shares, in accordance with the provisions in Article 12 of Law no. 6404/76, as further amended.

No ADRs grouping will be effected in the United States of America , only the number of shares for each ADR will change on May 4, 2005, namely, from 2,500 shares for each ADR to one (1) share for each ADR. Therefore, no fractional shares will result in the ADRs program, differently from what will occur in the Brazilian transaction.

TCP's authorized capital should be also changed by the same proportion, being reduced from 1.8 trillion shares to 720 million shares, with consequent amendment to the Company's Bylaws.

Subsequent Events

At a meeting of TCP's Board of Directors held on 04/25/2005, a resolution was passed approving the 2 nd issue of debentures of the Company, for public distribution, comprised of 100,000 simple, non-convertible, book-entry type, unsecured debentures, in two series, guaranteed by Telesp Celular S.A., with unit face value of R$ 10,000.00 ("Debentures"), maturing within 10 years from the issue date, namely, 05/01/2005 ("Issue Date"), totaling R$ 1,000,000,000.00 ("Offering" or "Issue"). The Offering will be made within the scope of the First Securities Distribution Program of the Company, filed with the CVM (Brazilian Securities and Exchange Commission), with 2-year tenor and limit of up to R$ 2,000,000,000.00. The funds raised through this Offering will be used for refinancing the debt referring to the 3 rd issued of promissory notes of the Company. The application for registration of the Offering is under examination with the CVM.

Further information on the above described transaction may be obtained from our web site: www.vivo.com.br/ir

Social Responsability

•  VIVO has carried out an environment awareness action under Verão VIVO Program, holding several events in coastal regions of Brazil in January and February. For such purpose, it has been provided support by VIVO Institute, which sponsored the production of 25,000 copies of book " A Água Nossa de Cada Dia " (Our Everyday Water), with drawings and authorship by Ziraldo. Focused on clean sea water, the book provides basic guidelines to children and adults on environment preservation, with the purpose of stimulating citizenship.

•  In February, VIVO Institute opened "Espaço VIVO Voluntário" (VIVO Voluntary Space) in São Paulo , a production center for Braille materials. Such Space will enable VIVO voluntaries to produce Braille contents requested by VIVO Institute's partner institutions in all the area covered by VIVO operators. Accordingly, the Program will contribute to teach blind children and adults to read, making it easier for them to have access to information.

•  "Caravana do Esporte", an ESPN Brazil Project was launched on March 8, being sponsored by VIVO Institute, which will take sport-related activities to some low-income regions in Brazilian North, Northeast and Central-West regions for 10 months. These trips will be taped and exhibited in 10 documentaries as from April. The implementation of "Caravana do Esporte" project will be possible thanks to the sponsorship provided by Vivo Institute, the alliance with the UNICEF and partnerships with several consecrated athletes. "Caravana do Esporte" intends to assist five thousand children and young people of 10 cities indicated by the UNICEF.

•  VIVO Institute and Ayrton Senna Institute have sponsored an event for mobilization and calling of mayors in Tocantins state for the 2005 edition of Acelera Tocantins and Se Liga Tocantins programs, which aim at correcting student/school grade unbalance. The results of programs developed in 2004 thanks for the partnership between Ayrton Senna Institute and VIVO Institute, were also presented.

•  The Efort Partnership for Digital Inclusion was also launched in March, being comprised of Efort Institute, VIVO Institute, Furnas Centrais Elétricas, São Paulo City Hall, Social Security Institute and Office of the Federal Attorney-General, having for goal the inclusion of young people, adults and elderly people with special education needs in the labor market. VIVO Institute contributed to the project through donation of equipment for assembling a fully-adapted telecenter, which houses microcomputers with special software (amplifiers and text readers for blind people), lifting platform (for taking deficient people to the auditorium) and Braille printers.

Main Prizes, Awards and Events

•  VIVO was nominated, for the second consecutive year, as one of the mobile telephone operators that mostly respect consumers within mobile telephone category, during the Marketing Show sponsored by Consumidor Moderno magazine.

•  Ipsos-ASI, a division of Ipsos-Brasil research institute focused on communication evaluation (advertising effectiveness) has selected only three campaigns as the most effective in 2004. Among them is VIVO's Mother's Day campaign.

•  VIVO sponsors the second edition of the Open Air event, which will be held in the Capitals of three States in this year. VIVO Open Air, which was a great success last year, allows public audiences to watch open air movies. In this year the event was held from March 10 to 31, in the city of São Paulo . In Rio de Janeiro , it will be held until April 28 th and, for the first time in Brasília, it will be held from May 11 to 29. One hundred thousand people are expected to attend the events in the three cities.

•  VIVO was present at Telexpo 2005, the main IT and Telecom event in Latin America, which was held in March, in São Paulo . The exhibition was used for showing the entire portfolio of the products and services offered by the Group, divided into five families: "VIVO Encontra", "VIVO Inovando", "VIVO 3G", "VIVO Pagamentos" and "VIVO Empresas ".

•  VIVO has sponsored significant Carnival actions in the cities of São Paulo , Rio de Janeiro and Salvador . One of the noteworthy projects was Digital Carnaval, which offered a set of services based on the theme of Brazilian most traditional parade. VIVO service, in partnership with Nokia, offered images and sounds of the main Samba schools of Rio de Janeiro .

•  VIVO entered into a partnership with the Brazilian Soccer Confederation for sponsoring the Brazilian Soccer Teams, in the following categories: main male and female and basic team. Valid for ten years, the partnership includes distribution of multimedia contents through the operator's cellular handsets, in addition to application of VIVO brand on accessories, some soccer team transportation vehicles and, in special, on training uniforms .

CONSOLIDATED INCOME STATEMENTS - TCP

R$ million	According to Corporate Law 1 Q 05	4 Q 04	Δ%	1 Q 04	Δ%
Gross Revenues	**2,272.6**	**2,636.0**	**-13.8%**	**2,263.9**	**0.4%**
Gross service revenues	1,936.4	2,028.7	-4.5%	1,866.4	3.8%
Deductions – Taxes and others	(432.5)	(431.8)	0.2%	(393.9)	9.8%
Gross handset revenues	336.2	607.3	-44.6%	397.5	-15.4%
Deductions – Taxes and others	(156.0)	(251.0)	-37.8%	(151.4)	3.0%
Net Revenues	**1,684.1**	**1,953.2**	**-13.8%**	**1,718.6**	**-2.0%**
Net service revenues	**1,503.9**	**1,596.9**	**-5.8%**	**1,472.5**	**2.1%**
Subscription and Usage	675.6	733.2	-7.9%	632.8	6.8%
Network usage	711.0	778.5	-8.7%	737.0	-3.5%
Other services	117.3	85.2	37.7%	102.7	14.2%
Net handset revenues	180.2	356.3	-49.4%	246.1	-26.8%
Operating Costs	**(1,009.1)**	**(1,340.9)**	**-24.7%**	**(1,019.8)**	**-1.0%**
Personnel	(100.5)	(104.3)	-3.6%	(90.4)	11.2%
Cost of services rendered	(229.3)	(215.1)	6.6%	(200.4)	14.4%
Leased lines	(36.3)	(30.5)	19.0%	(32.9)	10.3%
Interconnection	(37.1)	(66.5)	-44.2%	(52.0)	-28.7%
Rent/Insurance/Condominium fees	(23.2)	(20.7)	12.1%	(24.5)	-5.3%
Fistel and other taxes and contributions	(82.1)	(50.7)	61.9%	(45.0)	82.4%
Third-party services	(47.9)	(42.7)	12.2%	(42.1)	13.8%
Others	(2.7)	(4.0)	-32.5%	(3.9)	-30.8%
Cost of handsets	(264.9)	(553.0)	-52.1%	(339.8)	-22.0%
Selling expenses	(358.1)	(493.8)	-27.5%	(312.1)	14.7%
Provision for bad debt	(52.9)	(66.2)	-20.1%	(33.6)	57.4%
Third-party services	(275.4)	(351.8)	-21.7%	(251.7)	9.4%
Others	(29.8)	(75.8)	-60.7%	(26.8)	11.2%
General & administrative expenses	(73.6)	(33.4)	120.4%	(81.2)	-9.4%
Other operating revenue (expenses)	17.3	58.7	-70.5%	4.1	322.0%
EBITDA	**675.0**	**612.3**	**10.2%**	**698.8**	**-3.4%**
Margin %	**40.1%**	**31.3%**	**8.7 p.p.**	**40.7%**	**-0.6 p.p.**
Depreciation and Amortization	(360.4)	(355.0)	1.5%	(295.5)	22.0%
EBIT	**314.6**	**257.3**	**22.3%**	**403.3**	**-22.0%**
Net Financial Income	(222.5)	(344.0)	-35.3%	(218.9)	1.6%
Financial Revenues	**76.4**	**(90.2)**	**n.d.**	**178.1**	**-57.1%**
Exchange rate variation / Monetary variation	20.0	(169.2)	n.d.	97.2	-79.4%
Other financial revenues	57.0	42.0	35.7%	89.0	-36.0%
(-) Pis/Cofins taxes on financial revenues	(0.6)	37.0	n.d.	(8.1)	-92.6%
Financial Expenses	**(298.9)**	**(253.9)**	**17.7%**	**(397.0)**	**-24.7%**
Exchange rate variation / Monetary variation	(38.1)	410.1	n.d.	(98.4)	-61.3%
Other financial expenses	(142.3)	(226.8)	-37.3%	(191.4)	-25.7%
Gains (Losses) with derivatives transactions	(118.5)	(437.2)	-72.9%	(107.2)	10.5%
Non-operating revenue/expenses	2.9	(52.6)	n.d.	0.7	314.3%
Taxes	(133.7)	(33.1)	303.9%	(148.4)	-9.9%
Minority Interest	(59.2)	(62.2)	-4.8%	(72.0)	-17.8%
Net Income	**(97.9)**	**(234.6)**	**-58.3%**	**(35.3)**	**177.3%**

Operating Highlights of Telesp Celular (TC)	• Continued market leadership as a result of the increase in the customer base by 16.1% over 1Q04, reaching 9,255 thousand customers. Aggregate net additions in the quarter decreased in relation to 4Q04, due to the seasonal differences between the periods and the increase of the entry barriers after the Christmas campaign, as well as, the focus on the retention of high value clients during the quarter.

•  SAC decreased by 13.9% in relation to 4Q04, as a result of period seasonality and increase in the prices of low cost handsets after the end of Christmas promotions.

•  The churn remained stabled, having recorded 1.7% in the third consecutive quarter, despite intense competition, confirming the success of the commercial practices adopted for ensuring customer loyalty.

•  The blended ARPU of R$ 31.4 recorded a 9.7% reduction in relation to 4Q04, basically due to seasonal differences between the periods. Year-to-year variation is due to the customer mix effect, drop in incoming ARPU due to incoming traffic migration from fixed to mobile towards mobile to mobile, in addition to the Bill & Keep effect and right planning programs (customer profile adequacy plans) effected in the post-paid service users base. It must be highlighted that VU-M was not updated in the quarter.

•  Total MOU decreased by 4.5% in the comparison between 1Q05 and 4Q04, reflecting a four-minute decrease, due to the reduction in minutes bonus and drop in the incoming traffic. Post-paid MOU remained stable in relation to the 1Q04 and 4Q04.

• Improvement in operation productivity can be measured by the increase in 1Q05 of 14.3% and 1.1% in relation to 1Q04 and 4Q04, respectively, showing the efficiency gains earned by the operator.

INCOME STATEMENTS - TELESP CELULAR S.A.

R$ million	According to Corporate Law				
	1 Q 05	4 Q 04	Δ%	1 Q 04	Δ%
Gross Revenues	**1,319.7**	**1,544.5**		**1,412.5**	
Gross service revenues	1,102.9	1,167.1	-5.5%	1,151.3	-4.2%
Deductions – Taxes and others	(233.2)	(236.6)	-1.4%	(233.2)	0.0%
Gross handset revenues	216.8	377.4	-42.6%	261.2	-17.0%
Deductions – Taxes and others	(114.1)	(174.7)	-34.7%	(112.7)	1.2%
Net Revenues	**972.4**	**1,133.2**	**-14.2%**	**1,066.6**	**-8.8%**
Net service revenues	869.7	930.5	-6.5%	918.1	-5.3%
Subscription and Usage	370.5	415.5	-10.8%	390.3	-5.1%
Network usage	435.4	471.5	-7.7%	463.1	-6.0%
Other services	63.8	43.5	46.7%	64.7	-1.4%
Net handset revenues	102.7	202.7	-49.3%	148.5	-30.8%
Operating Costs	**(569.5)**	**(785.1)**	**-27.5%**	**(599.8)**	**-5.1%**
Personnel	(50.9)	(53.8)	-5.4%	(45.9)	10.9%
Cost of services rendered	(132.2)	(145.7)	-9.3%	(127.0)	4.1%
Leased lines	(23.0)	(19.2)	19.8%	(18.6)	23.7%
Interconnection	(19.5)	(47.1)	-58.6%	(27.3)	-28.6%
Rent/Insurance/Condominium fees	(16.2)	(14.6)	11.0%	(17.9)	-9.5%
Fistel and other taxes and contributions	(42.2)	(35.5)	18.9%	(35.0)	20.6%
Third-party services	(30.8)	(28.5)	8.1%	(27.5)	12.0%
Others	(0.5)	(0.8)	-37.5%	(0.7)	-28.6%
Cost of handsets	(142.5)	(279.2)	-49.0%	(188.3)	-24.3%
Selling expenses	(211.8)	(328.3)	-35.5%	(180.0)	17.7%
Provision for bad debt	(28.0)	(50.5)	-44.6%	(18.2)	53.8%
Third-party services	(161.5)	(211.7)	-23.7%	(144.3)	11.9%
Others	(22.3)	(66.1)	-66.3%	(17.5)	27.4%
General & administrative expenses	(46.7)	(3.0)	1456.7%	(60.8)	-23.2%
Other operating revenue (expenses)	14.6	24.9	-41.4%	2.2	563.6%
EBITDA	**402.9**	**348.1**	**15.7%**	**466.8**	**-13.7%**
Margin %	**41.4%**	**30.7%**	**10.7 p.p.**	**43.8%**	**-2.3 p.p.**
Depreciation and Amortization	(149.6)	(158.6)	-5.7%	(138.7)	7.9%
EBIT	**253.3**	**189.5**	**33.7%**	**328.1**	**-22.8%**
Net Financial Income	(80.7)	(116.6)	-30.8%	(48.5)	66.4%
Financial Revenues	18.0	(8.8)	n.d.	41.1	-56.2%
Exchange rate variation / Monetary variation	13.0	3.5	271.4%	25.2	-48.4%
Other financial revenues	5.3	(18.8)	n.d.	18.0	-70.6%
(-) Pis/Cofins taxes on financial revenues	(0.3)	6.5	n.d.	(2.1)	-85.7%
Financial Expenses	(98.7)	(107.8)	-8.4%	(89.6)	10.2%
Exchange rate variation / Monetary variation	(10.9)	68.9	n.d.	(23.4)	-53.4%
Other financial expenses	(37.8)	(45.7)	-17.3%	(44.8)	-15.6%
Gains (Losses) with derivatives transactions	(50.0)	(131.0)	-61.8%	(21.4)	133.6%
Non-operating revenue/expenses	1.9	(39.9)	n.d.	0.3	533.3%
Taxes	(60.4)	(11.3)	434.5%	(95.2)	-36.6%
Net Income	**114.1**	**21.7**	**425.8%**	**184.7**	**-38.2%**

Operating Highlights of Global Telecom (GT)	• Increase in the customer base by 41.3% over 1Q04 and by 2.6% over 4Q04, reaching 2,646 thousand customers. Share of net additions in 1Q05 was 14.7%, in an intensive competition environment, which recorded a drop in prices of medium and high range handsets offered by the competitors, as a result of the commercial aggressiveness.

•  SAC decreased by 5.1% in relation to 1Q04, despite increased pressures with subsidies, commissions and advertising caused by an aggressive competition and entry of a new competitor.

•  Churn reduced in 0.1 p.p. in relation to 1Q04, reflecting the Company's successful initiatives to ensure customer loyalty and customer retention, in a market which, as from September, has 4 operators.

•  The blended ARPU of R$ 21.6 recorded a 3.6% reduction in relation to 4Q04, basically due to seasonal differences between the periods. Year-to-year variation is due to the customer mix effect, drop in incoming ARPU due to incoming traffic migration from fixed to mobile towards mobile to mobile, in addition to the Bill & Keep effect and right planning programs (customer profile adequacy plans) effected in the post-paid service users base. It must be highlighted that VU-M was not updated in the quarter. Year over year, an increase of 11.5% was registered in the post-paid ARPU.

•  The post-paid MOU increased by 2.7%, representing a 4-minute increase in 1Q05, in relation to 4Q04. Total MOU recorded a 3.0% drop in relation to the previous quarter, caused by the reduction in the prepaid customer base MOU, which represent 88.4% of the total.

•  Synergy and efficiency gains obtained by the operator have fostered the upward productivity trend, with productivity having grown 51.3% and 7.6% in relation to 1Q04 and 4Q04, respectively.

INCOME STATEMENTS - GLOBAL TELECOM S.A.

	According to Corporate Law				
R$ million	1 Q 05	4 Q 04	Δ%	1 Q 04	Δ%
Gross Revenues	**251.6**	**271.5**	**-7.3%**	**231.8**	**8.5%**
Gross service revenues	216.0	197.9	9.1%	179.8	20.1%
Deductions – Taxes and others	(46.8)	(36.4)	28.6%	(29.8)	57.0%
Gross handset revenues	35.6	73.6	-51.6%	52.0	-31.5%
Deductions – Taxes and others	(16.1)	(24.0)	-32.9%	(12.6)	27.8%
Net Revenues	**188.7**	**211.1**	**-10.6%**	**189.4**	**-0.4%**
Net service revenues	169.2	161.5	4.8%	150.0	12.8%
Subscription and Usage	72.6	64.3	12.9%	58.7	23.7%
Network usage	78.8	86.3	-8.7%	79.7	-1.1%
Other services	17.8	10.9	63.3%	11.6	53.4%
Net handset revenues	19.5	49.6	-60.7%	39.4	-50.5%
Operating Costs	**(134.8)**	**(153.9)**	**-12.4%**	**(147.8)**	**-8.8%**
Personnel	(11.4)	(11.9)	-4.2%	(10.0)	14.0%
Cost of services rendered	**(35.7)**	**(30.2)**	**18.2%**	**(27.9)**	**28.0%**
Leased lines	(6.3)	(5.1)	23.5%	(5.9)	6.8%
Interconnection	(5.2)	(5.6)	-7.1%	(4.3)	20.9%
Rent/Insurance/Condominium fees	(3.8)	(2.9)	31.0%	(2.3)	65.2%
Fistel and other taxes and contributions	(13.7)	(10.1)	35.6%	(9.0)	52.2%
Third-party services	(6.4)	(6.0)	6.7%	(6.4)	0.0%
Others	(0.3)	(0.5)	-40.0%	0.0	n.d.
Cost of handsets	(30.0)	(77.8)	-61.4%	(59.7)	-49.7%
Selling expenses	**(53.7)**	**(50.9)**	**5.5%**	**(44.8)**	**19.9%**
Provision for bad debt	(6.9)	3.5	n.d.	1.3	n.d.
Third-party services	(42.5)	(49.2)	-13.6%	(40.9)	3.9%
Others	(4.3)	(5.2)	-17.3%	(5.2)	-17.3%
General & administrative expenses	(5.6)	(10.0)	-44.0%	(4.2)	33.3%
Other operating revenue (expenses)	1.6	26.9	-94.1%	(1.2)	n.d.
EBITDA	**53.9**	**57.2**	**-5.8%**	**41.60**	**29.6%**
Margin %	**28.6%**	**27.1%**	**1.5 p.p.**	**22.0%**	**6.6 p.p.**
Depreciation and Amortization	(61.6)	(64.3)	-4.2%	(61.2)	0.7%
EBIT	**(7.7)**	**(7.1)**	**8.5%**	**(19.6)**	**-60.7%**
Net Financial Income	(26.3)	(16.7)	57.5%	(33.8)	-22.2%
Financial Revenues	**4.0**	**13.6**	**-70.6%**	**3.4**	**17.6%**
Exchange rate variation / Monetary variation	0.2	6.6	-97.0%	0.0	n.d.
Other financial revenues	3.8	7.0	-45.7%	3.6	5.6%
(-) Pis/Cofins taxes on financial revenues	-	-	n.d.	(0.2)	n.d.
Financial Expenses	**(30.3)**	**(30.3)**	**0.0%**	**(37.2)**	**-18.5%**
Exchange rate variation / Monetary variation	(15.5)	0.2	n.d.	0.0	n.d.
Other financial expenses	(9.0)	(13.2)	-31.8%	(35.8)	-74.9%
Gains (Losses) with derivatives transactions	(5.8)	(17.3)	-66.5%	(1.4)	314.3%
Non-operating revenue/expenses	0.3	(5.7)	n.d.	0.0	n.d.
Taxes	(9.6)	0.0	n.d.	0.0	n.d.
Net Income	**(43.3)**	**(29.5)**	**46.8%**	**(53.4)**	**-18.9%**

Consolidated TCO's Operating Highlights

•  Continued market leadership as a result of the increase in the customer base by 35.8% in the last 12 months, despite strong competition in the cellular telephone market. It is important to emphasize also the company's accounting practices, being extremely severe with frauds, disconnections and subscriptions, thus aggregating reliability and transparence to its figures.

•  Net additions totaled 227 thousand customers in 1Q05, in a market which, as from September, has 4 operators in all the regions. TCO has continued to keep its leadership, with a 50.2% market share , despite the strong competition in the period.

•  SAC decreased by 8.5% in 1Q05 over 4Q04, as a result of period seasonality and increase in the prices of low cost handsets after the end of Christmas promotions.

•  The churn at 1.3% recorded a drop of 1.0 p.p. in relation to 4Q04, thus confirming the success of the commercial practices adopted for the purpose of ensuring customer loyalty, even though operating in a strongly competitive market.

•  The blended ARPU of R$ 26.2 recorded a 14.1% reduction in relation to 4Q04, basically due to seasonal differences between the periods. Year-to-year variation is due to the customer mix effect, drop in incoming ARPU due to incoming traffic migration from fixed to mobile towards mobile to mobile, in addition to the Bill & Keep effect and right planning programs (customer profile adequacy plans) effected in the post-paid service users base. It must be highlighted that VU-M was not updated in the quarter. The 1Q05 pos-paid ARPU increased by 2.3% in relation to the 1Q04, due to the increase of the outgoing ARPU.

•  The post-paid MOU increased by 11.2% in relation to 1Q04, representing a 19-minute increase. Total MOU was impacted by the changes in the customer mix.

•  The efficiency gains in the operations can be measured by the productivity increase of 50.1% and 6.0% in relation to 1Q04 and 4Q04, respectively, due to the Company's continuous search for organizational and process synergies, integration and rationalization.

INCOME STATEMENTS - Tele Centro Oeste Part. S.A.

	According to Corporate Law				
R$ million	1 Q 05	4 Q 04	Δ%	1 Q 04	Δ%
Gross Revenues	**701.3**	**820.0**	**-14.5%**	**619.6**	**13.2%**
Gross service revenues	617.5	663.7	-7.0%	535.3	15.4%
Deductions – Taxes and others	(152.5)	(158.7)	-3.9%	(130.9)	16.5%
Gross handset revenues	83.8	156.3	-46.4%	84.3	-0.6%
Deductions – Taxes and others	(25.8)	(52.4)	-50.8%	(26.1)	-1.1%
Net Revenues	**523.0**	**608.9**	**-14.1%**	**462.6**	**13.1%**
Net service revenues	465.0	505.0	-7.9%	404.4	15.0%
Subscription and Usage	232.5	253.4	-8.2%	183.8	26.5%
Network usage	196.8	220.7	-10.8%	194.2	1.3%
Other services	35.7	30.9	15.5%	26.4	35.2%
Net handset revenues	58.0	103.9	-44.2%	58.2	-0.3%
Operating Costs	**(301.7)**	**(403.8)**	**-25.3%**	**(268.4)**	**12.4%**
Personnel	(37.3)	(37.6)	-0.8%	(33.6)	11.0%
Cost of services rendered	**(61.4)**	**(39.3)**	**56.2%**	**(45.5)**	**34.9%**
Leased lines	(7.0)	(6.2)	12.9%	(8.4)	-16.7%
Interconnection	(12.4)	(13.8)	-10.1%	(20.4)	-39.2%
Rent/Insurance/Condominium fees	(3.2)	(3.2)	0.0%	(4.3)	-25.6%
Fistel and other taxes and contributions	(26.2)	(5.1)	413.7%	(1.0)	2520.0%
Third-party services	(10.7)	(8.2)	30.5%	(8.2)	30.5%
Others	(1.9)	(2.8)	-32.1%	(3.2)	-40.6%
Cost of handsets	(92.4)	(195.9)	-52.8%	(91.8)	0.7%
Selling expenses	**(92.6)**	**(114.6)**	**-19.2%**	**(87.3)**	**6.1%**
Provision for bad debt	(18.0)	(19.2)	-6.3%	(16.7)	7.8%
Third-party services	(71.4)	(90.9)	-21.5%	(66.5)	7.4%
Others	(3.2)	(4.5)	-28.9%	(4.1)	-22.0%
General & administrative expenses	(19.6)	(19.2)	2.1%	(15.4)	27.3%
Other operating revenue (expenses)	1.6	2.9	-44.8%	5.2	-69.2%
EBITDA	**221.3**	**205.1**	**7.9%**	**194.2**	**14.0%**
Margin %	**42.3%**	**33.7%**	**8.6 p.p.**	**42.0%**	**0.3 p.p.**
Depreciation and Amortization	(60.3)	(58.2)	3.6%	(51.8)	16.4%
EBIT	**161.0**	**146.9**	**9.6%**	**142.4**	**13.1%**
Net Financial Income	**23.9**	**11.4**	**109.6%**	**14.4**	**66.0%**
Financial Revenues	**40.6**	**43.5**	**-6.7%**	**34.4**	**18.0%**
Exchange rate variation / Monetary variation	0.0	5.0	n.d.	0.0	n.d.
Other financial revenues	40.7	47.0	-13.4%	39.2	3.8%
(-) Pis/Cofins taxes on financial revenues	(0.1)	(8.5)	-98.8%	(4.8)	-97.9%
Financial Expenses	**(16.7)**	**(32.1)**	**-48.0%**	**(20.0)**	**-16.5%**
Exchange rate variation / Monetary variation	(4.8)	(3.2)	50.0%	(7.1)	-32.4%
Other financial expenses	(9.8)	(14.8)	-33.8%	(10.9)	-10.1%
Gains (Losses) with derivatives transactions	(2.1)	(14.1)	-85.1%	(2.0)	5.0%
Non-operating revenue/expenses	0.7	(7.0)	n.d.	(2.2)	n.d.
Taxes	(63.7)	(21.7)	193.5%	(53.2)	19.7%
Net Income	**121.9**	**129.6**	**-5.9%**	**99.7**	**22.3%**

CONFERENCE CALL – 1Q05 (in English)

Webcast : www.vivo.com.br /ri

Date: April 29, 2005 (Friday)

Time: 12:00 p.m. ( São Paulo time) and 11:00 am ( New York time)

Telephone Number : (+1 973) 409 9261

Conference Call Code : VIVO or 6003753

The conference call audio replay will be available at telephone number (+1 973) 341 3080 under conference call code: 5717001 .

VIVO – Investor Relations
Charles E. Allen Ana Beatriz Batalha Antonio Sergio M. Botega Carlos Alberto B. Lazar Mara Boaventura Dias	Maria Carolina de F. Gonçalves Maria Ednéia Pinto Pedro Gomes de Souza

Telefone: +55 11 5105-1172 Email: ri@vivo.com.br Information available from the website: http://www.vivo.com.br/ri

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure

EBIT – Earnings before interest and taxes.

EBITDA – Earnings result before interest. taxes. depreciation and amortization .

PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.

NE – Shareholders' Equity

Current Capital (Short-term capital) = Current assets – Current liabilities

Working capital = Current Capital – Net Debt

Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions

Net Debt / EBITDA – Index which evaluates the Company's ability to pay its debt with the generation of operating cash within a one-year period.

Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company's financial leverage.

Operating Cash Flow = EBITDA – CAPEX.

EBITDA Margin = EBITDA / Net Operating Revenue.

Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.

CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second

CDMA – (C ode Division Multiple Access ) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.

CSP – Carrier Selection Code

SMP – Personal Mobile Services

SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.

WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers' handsets. WAP supports a specific language (WML) and specific applications (WML script ).

ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1xRTT technology.

Operating indicators:

ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period

Postpaid ARPU – ARPU of postpaid service users.

Prepaid ARPU – ARPU of prepaid service users

Entry Barrier – Value of the least expensive phone offered.

Customers – Number of wireless lines in service.

MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period

Postpaid MOU – MOU of postpaid service users.

Prepaid MOU – MOU of prepaid service users

SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.

VC1 – Local calls

VC2 – Calls outside the area code and inside the State

VC3 – Calls outside the State

Gross additions – Total of customers acquired in the period.

Net additions = Gross Additions – number of customers disconnected

Blended ARPU – ARPU of the total customer base (contract + prepaid)

Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2)

Market share = Company's total number of customers / number of customers in its operating area

Market share of net additions : participation of estimated net additions in the operating area.

Market penetration = Company's total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company's operating area

Productivity = number of customers / permanent employees

Right Planning = Customer profile adequacy plans

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.